Exhibit 1

FOR IMMEDIATE RELEASE	12 MARCH 2014

WPP PLC (“WPP”)

Ogilvy & Mather acquires a majority stake in Memac in the MENA region

WPP announces that its wholly-owned marketing communications network, Ogilvy & Mather, has agreed to acquire a majority stake in Memac Ogilvy, a leading marketing services company covering markets throughout the Middle East and North Africa (MENA) region.

Founded in Bahrain in 1984, Memac Ogilvy has been associated with Ogilvy & Mather since 1986. Ogilvy & Mather has been a minority shareholder since 1998. Within the Memac Ogilvy group are also the OgilvyOne, OgilvyAction, Ogilvy Public Relations, neo@Ogilvy, Geometry Global and CB’a Memac brands, as well as holding partnership interests in Mindshare MENA, AMRB and MediaCom.

Memac Ogilvy serves over 150 international, regional and local brands including Almarai, Coca-Cola, Arab Bank, IBM and American Express and employs over 570 people in its 14 offices throughout the region. Memac’s consolidated unaudited revenues for the year ended 31 December 2013 were US$ 80 million, with gross assets as at the same date of US$ 42.7 million.

This investment continues WPP’s strategy of developing its services in fast-growing markets and sectors. WPP companies (including associates) generate revenues of US$400 million and employ over 3,500 people in the MENA region.

Contact:

Feona McEwan, WPP

Chris Wade, WPP

+ 44(0) 207 408 2204